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(TECHFAITHWIRELESS LOGO)

                                                                    EXHIBIT 99.1

                     TECHFAITH LAUNCHES WIFI FEATURE PHONES

BEIJING, CHINA, NOVEMBER 26, 2007 -- China TechFaith Wireless Communication Technology Limited (NASDAQ: CNTF), an original design product (ODP) provider focused on research and development of cell phone solutions, today announced the launch of "Wing," a feature-rich WiFi-capable phone, and two WiFi smartphones with the internal code names of "Pluto" and "Vista 850."

The WiFi VoiP and SIP enabled working sample of Wing is ready, and shipment is expected at the end of the first quarter of 2008 upon receipt of customers' firm orders. A WCDMA WiFi phone is under development.

Both WiFi smartphones, Pluto and Vista 850, are based on Windows 6.0. The phones feature a 2.0 mega pixel camera, an MP3 and MPEG4 player, push mail and Bluetooth capabilities. In addition, Pluto has GPS function, and Vista 850 is also a slim music phone with a 3.5mm audio jack and a flash user interface.


ABOUT TECHFAITH

TechFaith (NASDAQ:CNTF) is an original design product provider focused on research and development of cell phone solutions. Based in China, the Company employs approximately 1,300 professionals, of whom 90% are engineers. TechFaith's business includes handset design, feature phone solution, data card and wireless module, application software, and smartphone and pocket PC. With the capability of developing MMI/UI software on GSM/GPRS, CDMA1X, EVDO, WCDMA/UMTS, HSDPA and TD-SCDMA communication technologies, TechFaith is able to provide MMI/UI software packages that fulfill the specifications of handset brand owners and major global operators. Having a full range of wireless application software including WAP, Java, MMS, WWW browser, SyncML and DRM, TechFaith is also providing total solutions for upper layer software of handsets. In addition, TechFaith is developing smartphone software based on open operating systems including Linux and Windows Mobile, and capable of implementing high-end smartphones integrating Bluetooth, WiFi, high megapixel cameras, etc. based on different communication technologies according to special requirements of customers. For more information, please visit www.techfaithwireless.com.


SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, the business outlook, as well as TechFaith's strategic and operational plans, contain forward-looking statements. TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TechFaith's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, TechFaith's limited operating history, TechFaith's ability to retain existing or attract additional domestic and international customers, TechFaith's earnings or margin declines, failure to compete against new and existing competitors, mobile handset brand owners' discontinuation or reduction of the use of independent design houses, and other risks outlined in TechFaith's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.


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CONTACTS:
In China:                              In the U.S.:
Ms. Helen Zhang                        David Pasquale, EVP at The Ruth Group
Tel: 86-10-5822-7390                   Tel:+646-536-7006
ir@techfaith.cn                        dpasquale@theruthgroup.com
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